Mail Stop 3561

July 14, 2009

Paul Hanrahan
Chief Executive Officer
AES Corporation.
4300 Wilson Boulevard
Arlington, VA 22203

   Re: **AES Corporation**
      Form 10-K for Fiscal Year Ended December 31, 2008
      Filed February 26, 2009
      File No. 001-12291

Dear Mr. Hanrahan:

  We have completed our review of your Form 10-K and have no further comments at this time.

        Sincerely,

        H. Christopher Owings
        Assistant Director